UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, April 27, 2021.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:	Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 567/2021-SLS

Dear Sirs,

Oi S.A. – In Judicial Reorganization (the “Company” or “Oi”) hereby clarifies as follows, in compliance with the Official Letter B3 567/2021-SLS, dated April 27, 2021, from B3 S.A. – Brasil, Bolsa, Balcão (“B3”), as transcribed below (the “Official Letter”):

“Without prejudice to the provisions of the sole paragraph of article 6 of CVM Instruction No. 358/02, we hereby request to be provided, by 12 p.m. on April 27, 2021, with clarifications about the application for the bankruptcy of the subsidiary Oi Móvel S.A., filed by Magaly de Oliveira Ferreira Martins da Silva, as disclosed in a specific column of the newspaper Valor Econômico, in the edition of April 27, 2021, as well as with any other information deemed important, including with respect to the amounts involved in the request and the measures that are being taken to remedy the situation.”

In this regard, Oi initially clarifies that it has not been served with the bankruptcy application submitted by Ms. Magaly de Oliveira Ferreira Martins (the “Petitioner”) yet.

However, from what the Company could verify about the case, the aforementioned request has no legal ground, because the Petitioner’s credit, in the amount of approximately R$ 32,000.00, is subject to the judicial reorganization process of Oi and its subsidiaries under judicial reorganization (the “Recovering Entities”) and must be paid pursuant to the Judicial Reorganization Plan, as approved and ratified by the 7th Corporate Court of Rio de Janeiro, after the definitive judgment on the proof of claim procedure that the Petitioner has already initiated and that is currently suspended, awaiting the response of the Petitioner herself.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer